STATEMENT OF INVESTMENTS
Dreyfus Appreciation Fund, Inc.
March 31, 2008 (Unaudited)

Common Stocks--99.0%	Shares	Value ($)
Consumer Discretionary--17.3%		
Christian Dior	547,800 a	60,634,120
McDonald's	1,170,200	65,262,054
McGraw-Hill	1,841,200 a	68,032,340
News, Cl. A	5,135,708	96,294,525
News, Cl. B	239,000 a	4,550,560
Philip Morris International	3,500,700 b	177,065,406
Procter & Gamble	2,389,400	167,425,258
Target	946,100 a	47,948,348
		687,212,611
Consumer Staples--20.7%		
Altria Group	3,500,700	77,715,540
Anheuser-Busch	876,300	41,580,435
Coca-Cola	2,396,600	145,881,042
Estee Lauder, Cl. A	731,800 a	33,553,030
Kraft Foods, Cl. A	672,568	20,856,334
Nestle, ADR	1,244,900	155,550,255
PepsiCo	2,041,600	147,403,520
SYSCO	746,900	21,675,038
Wal-Mart Stores	1,027,500	54,128,700
Walgreen	2,838,400	108,114,656
Whole Foods Market	448,200 a	14,777,154
		821,235,704
Energy--23.3%		
BP, ADR	494,000 a	29,961,100
Chevron	1,974,800 a	168,568,928
ConocoPhillips	1,942,000	147,999,820
Exxon Mobil	3,393,398	287,013,603
Halliburton	1,248,200 a	49,091,706
Occidental Petroleum	975,900 a	71,406,603
Patriot Coal	17,500 a,b	821,975
Peabody Energy	175,000 a	8,925,000
Royal Dutch Shell, ADR	632,300	43,616,054
Total, ADR	1,145,300 a	84,763,653
Transocean	265,848 a,b	35,942,649
		928,111,091
Financial--11.8%		
American Express	1,444,100	63,136,052
American International Group	587,100	25,392,075
Ameriprise Financial	547,800	28,403,430
Bank of America	1,550,000 a	58,760,500
Berkshire Hathaway, Cl. A	400 b	53,360,000
Citigroup	2,515,933	53,891,285
HSBC Holdings, ADR	796,700 a	65,568,410
JPMorgan Chase & Co.	1,417,100	60,864,445
Merrill Lynch & Co.	1,045,700 a	42,601,818
Prudential Financial	200,000 a	15,650,000
		467,628,015
Health Care--7.2%		
Abbott Laboratories	1,294,700	71,402,705
Johnson & Johnson	1,892,200	122,747,014
Medtronic	400,000	19,348,000
Merck & Co.	478,000	18,140,100

Roche Holding, ADR	597,600	56,246,112
		287,883,931
Industrial--8.8%		
Caterpillar	550,000 a	43,059,500
Emerson Electric	1,752,800	90,199,088
General Electric	4,778,000	176,833,780
United Technologies	550,000	37,851,000
		347,943,368
Information Technology--8.6%		
Apple	275,000 b	39,462,500
Automatic Data Processing	897,100	38,028,069
Cisco Systems	1,750,000 b	42,157,500
Intel	4,929,800	104,413,164
Microsoft	2,190,200	62,157,876
QUALCOMM	550,000	22,550,000
Texas Instruments	1,200,000	33,924,000
		342,693,109
Materials--1.3%		
Praxair	622,400	**52,424,752**
Total Common Stocks		
(cost $2,446,755,445)		**3,935,132,581**

Other Investment--.7%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $27,145,000)	27,145,000 c	**27,145,000**

**Investment of Cash Collateral for
Securities Loaned--9.4%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $375,224,566)	375,224,566 c	**375,224,566**

Total Investments (cost $2,849,125,011)	**109.1%**	**4,337,502,147**
Liabilities, Less Cash and Receivables	**(9.1%)**	**(362,201,246)**
Net Assets	**100.0%**	**3,975,300,901**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan
     is $368,570,535 and the total market value of the collateral held by the fund is $375,224,566.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	4,337,502,147	0
Level 2 - Other Significant Observable Inputs	0	0
Level 3 - Significant Unobservable Inputs	0	0
Total	4,337,502,147	0

* Other financial instruments include futures, forwards and swap contracts.